EXHIBIT 99.1

PyroGenesis Announces Closing of $5 Million Non-Brokered Private Placement

MONTREAL, March 08, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”) that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), announces today that it has completed a non-brokered private placement consisting of the issuance and sale of 5,000,000 units of the Company (the “Units”) at a price of $1.00 per Unit, for gross proceeds of $5,000,000 to the Company (the “Private Placement”). P. Peter Pascali, the President and CEO of PyroGenesis, subscribed to 2,500,000 Units under the Private Placement. In connection with the Private Placement, Research Capital Corporation acted as financial advisor to the Company.

Each Unit consists of one common share of the Company (a “Common Share”) and one Common Share purchase warrant (each a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at a price of $1.25 until March 7, 2025. The Common Shares and Warrants issued in connection with the Private Placement, and the Common Shares underlying the Warrants, are subject to a hold period of four months and one day from the date of closing.

The Company intends to use the net proceeds from the Private Placement for working capital and general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities of 1933, as amended, or any state securities laws and may not be offered or sold within the United States, unless an exemption from such registration is available.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations of PyroGenesis are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

Cautionary and Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including, without limitation, statements regarding anticipated use of the net proceeds of the Private Placement. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the risk factors identified under “Risk Factors” in the Company’s latest annual information form, and in other periodic filings that the Company has made and may make in the future with the securities commissions or similar regulatory authorities, all of which are available under the Company’s profile on SEDAR at www.sedar.com, or at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect the Company. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, except as required by applicable securities laws.

Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/